UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 AMENDMENT NO. 2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       KANSAS CITY LIFE INSURANCE COMPANY
                                (Name of Issuer)

                          COMMON STOCK, $1.25 PAR VALUE
                         (Title of Class of Securities)

                                   484836-10-1
                                 (CUSIP Number)


                             WILLIAM A. HIRSCH, ESQ.
                              KENDA K. TOMES, ESQ.
                            MORRISON & HECKER L.L.P.
                                 2600 GRAND AVE.
                           KANSAS CITY, MISSOURI 64108
                                 (816) 691-2600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 13, 2002
             (Date of Event which Requires Filing of this Statement)
 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
   Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      C. JOHN MALACARNE

2.    Check the appropriate Box if a Member of a Group       (a) / /
                                                             (b) / /
3.    SEC Use Only

4.    Source of Funds                                     NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)             /  /

6.    Citizenship or Place of Organization                   USA

                          7.   Sole Voting Power
NUMBER OF SHARES               13,993
                          8.   Shared Voting Power
BENEFICIALLY OWNED             0
BY EACH REPORTING         9.   Sole Dispositive Power
                               20
PERSON WITH               10.  Shared Dispositive Power
                               -0-

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                    13,993

12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain shares of Common Stock              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                           .12
                                                        (See Item 5)
14.   Type of Reporting Person
                                                            IN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

JRB INTERESTS, LTD.

2.    Check the appropriate Box if a Member of a Group   (a) /x/
                                                         (b) / /
3.    SEC Use Only

4.    Source of Funds                               NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)          /  /

6.    Citizenship or Place of Organization               TEXAS

                          7.   Sole Voting Power
NUMBER OF SHARES               -0-
                          8.   Shared Voting Power
BENEFICIALLY OWNED             -0-
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               2,966,312

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                 2,966,312

12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain shares of Common Stock            /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                        24.7%
                                                     (See Item 5)
14.   Type of Reporting Person
                                                          PN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      JOSEPH R. BIXBY REVOCABLE TRUST DATED DECEMBER 18, 1997, AS
      AMENDED

2.    Check the appropriate Box if a Member of a Group    (a) /x/
                                                          (b) / /
3.    SEC Use Only

4.    Source of Funds                                  NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)            /  /

6.    Citizenship or Place of Organization                MISSOURI

                          7.   Sole Voting Power
NUMBER OF SHARES               -0-
                          8.   Shared Voting Power
BENEFICIALLY OWNED             26,289
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               2,966,312

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person
                                                        2,966,312

12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain shares of Common Stock              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                          24.7%
                                                       (See Item 5)
14.   Type of Reporting Person
                                                            OO

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      MARGIE MORRIS BIXBY REVOCABLE TRUST DATED AS OF DECEMBER 18, 1997, AS AMENDED

2.    Check the appropriate Box if a Member of a Group    (a) /x/
                                                          (b) / /
3.    SEC Use Only

4.    Source of Funds                                 NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)           /  /

6.    Citizenship or Place of Organization               MISSOURI

                          7.   Sole Voting Power
NUMBER OF SHARES               -0-
                          8.   Shared Voting Power
BENEFICIALLY OWNED             26,552
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               2,966,312

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person
                                                         2,966,312

12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain shares of Common Stock              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                          24.7%
                                                       (See Item 5)
14.   Type of Reporting Person
                                                            IN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      GST TRUST for NANCY BIXBY HUDSON DATED DECEMBER 18, 1997 AS
      AMENDED

2.    Check the appropriate Box if a Member of a Group    (a) /x/
                                                          (b) / /
3.    SEC Use Only

4.    Source of Funds                                 NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)           /  /

6.    Citizenship or Place of Organization              MISSOURI

                          7.   Sole Voting Power
NUMBER OF SHARES               -0-
                          8.   Shared Voting Power
BENEFICIALLY OWNED             947,083
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               -0-

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person
                                                         947,083

12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain shares of Common Stock             /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                          7.9%
                                                       (See Item 5)
14.   Type of Reporting Person
                                                           OO

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      ISSUE TRUST FOR NANCY BIXBY HUDSON DATED DECEMBER 18. 1997,
      AS AMENDED

2.    Check the appropriate Box if a Member of a Group    (a) /x/
                                                          (b) / /
3.    SEC Use Only

4.    Source of Funds                                  NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)            /  /

6.    Citizenship or Place of Organization                MISSOURI

                          7.   Sole Voting Power
NUMBER OF SHARES               -0-
                          8.   Shared Voting Power
BENEFICIALLY OWNED             977,881
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               -0-

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person
                                                          977,881

12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain shares of Common Stock              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                           8.1%
                                                       (See Item 5)
14.   Type of Reporting Person
                                                           OO

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      ISSUE TRUST FOR LEE M. VOGEL DATED DECEMBER 18, 1997, AS
      AMENDED

2.    Check the appropriate Box if a Member of a Group       (a) /x/
                                                             (b) / /
3.    SEC Use Only

4.    Source of Funds                                     NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)              /  /

6.    Citizenship or Place of Organization                  MISSOURI

                          7.        Sole Voting Power
NUMBER OF SHARES                    -0-
                          8.        Shared Voting Power
BENEFICIALLY OWNED                  977,881
BY EACH REPORTING         9.        Sole Dispositive Power
                                    -0-
PERSON WITH               10.       Shared Dispositive Power
                                    -0-

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person
                                                            977,881
12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain shares of Common Stock                /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                             8.1%
                                                         (See Item 5)
14.   Type of Reporting Person
                                                             OO

                                  SCHEDULE 13D
CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      JOSEPH R. BIXBY

2.    Check the appropriate Box if a Member of a Group      (a) /x/
                                                            (b) / /
3.    SEC Use Only

4.    Source of Funds                                    NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)             /  /

6.    Citizenship or Place of Organization                   USA

                          7.   Sole Voting Power
NUMBER OF SHARES               331
                          8.   Shared Voting Power
BENEFICIALLY OWNED             26,289
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               2,966,312

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person
                                                          2,966,312

12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain shares of Common Stock               /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                           24.7%
                                                       (See Item 5)
14.   Type of Reporting Person
                                                            IN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      MARGIE MORRIS BIXBY

2.    Check the appropriate Box if a Member of a Group     (a) /x/
                                                           (b) / /
3.    SEC Use Only

4.    Source of Funds                                    NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)            /  /

6.    Citizenship or Place of Organization                  USA

                          7.   Sole Voting Power
NUMBER OF SHARES               331
                          8.   Shared Voting Power
BENEFICIALLY OWNED             28,352
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               2,968,112

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person
                                                         2,968,112

12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain shares of Common Stock              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                           24.7%
                                                       (See Item 5)
14.   Type of Reporting Person
                                                            IN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      NANCY BIXBY HUDSON

2.    Check the appropriate Box if a Member of a Group      (a) /x/
                                                            (b) / /
3.    SEC Use Only

4.    Source of Funds                                    NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)             /  /

6.    Citizenship or Place of Organization                   USA

                          7.   Sole Voting Power
NUMBER OF SHARES               331,829
                          8.   Shared Voting Power
BENEFICIALLY OWNED             1,924,964
BY EACH REPORTING         9.   Sole Dispositive Power
                               331,566
PERSON WITH               10.  Shared Dispositive Power
                               2,966,312

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person
                                                          3,297,878

12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain shares of Common Stock               /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                           27.4%
                                                       (See Item 5)
14.   Type of Reporting Person
                                                           IN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      LEE M. VOGEL

2.    Check the appropriate Box if a Member of a Group      (a) /x/
                                                            (b) / /
3.    SEC Use Only

4.    Source of Funds                                     NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)             /  /

6.    Citizenship or Place of Organization                   USA

                          7.   Sole Voting Power
NUMBER OF SHARES               5,561
                          8.   Shared Voting Power
BENEFICIALLY OWNED             979,681
BY EACH REPORTING         9.   Sole Dispositive Power
                               5,298
PERSON WITH               10.  Shared Dispositive Power
                               2,968,112

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person
                                                           2,973,410

12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain shares of Common Stock                /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                            24.7%
                                                        (See Item 5)
14.   Type of Reporting Person
                                                            IN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      RICHARD L. FINN

2.    Check the appropriate Box if a Member of a Group     (a) /x/
                                                           (b) / /
3.    SEC Use Only

4.    Source of Funds                                  NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)            /  /

6.    Citizenship or Place of Organization                  USA

                          7.   Sole Voting Power
NUMBER OF SHARES               1,216
                          8.   Shared Voting Power
BENEFICIALLY OWNED             2,902,845
BY EACH REPORTING         9.   Sole Dispositive Power
                               24
PERSON WITH               10.  Shared Dispositive Power
                               -0-

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person
                                                         2,904,061

12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain shares of Common Stock              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                          24.2%
                                                      (See Item 5)
14.   Type of Reporting Person
                                                           IN

ITEM 1.    SECURITY AND ISSUER.
           -------------------

     This Schedule 13D, Amendment No. 2 ("Amended 13D") relates to the common stock, $1.25 par value ("Common Stock"), of Kansas City Life Insurance Company, a Missouri legal reserve life insurance corporation (the "Company"), whose principal executive offices are at 3520 Broadway, Kansas City, Missouri, 64111-2565.

ITEM 2.    IDENTITY AND BACKGROUND.
           -----------------------

     This Amended 13D is filed with the Securities and Exchange Commission ("Commission") by C. John Malacarne ("Mr. Malacarne"), JRB Interests Ltd., a Texas limited partnership (the "Partnership"), Joseph R. Bixby Revocable Trust dated December 18, 1997, as amended, a Missouri trust (the "JRB Revocable Trust"), the Margie Morris Bixby Revocable Trust dated December 18, 1997, as amended, a Missouri Trust (the "MMB Revocable Trust"), Joseph R. Bixby ("Mr. Joseph Bixby"), Margie Morris Bixby ("Ms. Margie Bixby"), Nancy Bixby Hudson ("Ms. Hudson"), Lee M. Vogel ("Mr. Vogel"), GST Trust for Nancy Bixby Hudson dated December 18, 1997, as amended, a Missouri trust (the "Hudson GST Trust"), Issue Trust for Nancy Bixby Hudson dated December 18, 1997, as amended, a Missouri trust (the "Hudson Issue Trust"), Issue Trust for Lee M. Vogel dated December 18, 1997, as amended, a Missouri trust (the "Vogel Issue Trust") and Richard L. Finn ("Mr. Finn"). In the manner indicated below, this Amended 13D amends and supercedes the Schedule 13D, Amendment No. 1 ("Amendment No. 1"), filed by the reporting persons on August 3, 2000. Other than Mr. Malacarne, the filing persons file this Amended 13D as a group. No amendment is made to the information reported under Item 2 of Amendment No. 1.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           -------------------------------------------------

     Not applicable

ITEM 4.    PURPOSE OF TRANSACTION.
           ----------------------

     On February 13, 2002, Mr. Malacarne resigned as a co-trustee of each of the Hudson GST Trust, Hudson Issue Trust and the Vogel Issue Trust. As a result of these resignations, Mr. Malacarne beneficially owns less than 5% of the Common Stock of the Company, no longer is a member of a group and is no longer required to report his beneficial ownership of shares Common Stock on a Schedule 13D or Schedule 13G. (See Item 5(b)).

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

      (a) Except as provided below, no amendment is made to Item 5(a) of Amendment No. 1. Taking into account those shares of Common Stock for which Mr. Malacarne shares voting and dispositive power, the aggregate number of shares of Common Stock beneficially owned by Mr. Malacarne is 13,993, which accounts for 0.12% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      Taking into account those shares of Common Stock for which the Hudson GST Trust shares voting power, the aggregate number of shares of Common Stock beneficially owned by the Hudson GST Trust is 947,083, which accounts for 7.9% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      Taking into account those shares of Common Stock for which the Hudson Issue Trust shares voting power, the aggregate number of shares of Common Stock beneficially owned by the Hudson Issue Trust is 977,881, which accounts for 8.1% of the entire class of shares of Common Stock of the Company (See Item 5(b)).

      Taking into account those shares of Common Stock for which the Vogel Issue Trust shares voting, the aggregate number of shares of Common Stock beneficially owned by the Vogel Issue Trust is 977,881, which accounts for 8.1% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      Taking into account those shares of Common Stock for which Mr. Finn shares voting and dispositive power, the aggregate number of shares of Common Stock beneficially owned by Mr. Finn is 2,904,061, which accounts for 24.2% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      As of January 31, 2002, the Company has informed the reporting persons that the Company's stock transfer records reflect 12,018,658 shares of Common Stock outstanding.

      (b) Mr. Malacarne has the sole power to vote, or to direct the vote, of 13,973 shares of Common Stock held in his account by the trustees of Kansas City Life Insurance Company employee benefit plans. Mr. Malacarne also has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition, of 20 shares of Common Stock. Because Mr. Malacarne no longer is a co-trustee of either the Hudson GST Trust or the Hudson Issue Trust (collectively, the "Hudson Trusts"), he no longer shares, with Ms. Hudson and Mr. Finn, the power to vote the shares indirectly owned by the Hudson Trusts as limited partners of the Partnership. Because Mr. Malacarne no longer is a co-trustee of the Vogel Issue Trust, he no longer shares, with Mr. Vogel and Mr. Finn, the power to vote the shares indirectly owned by the Vogel Issue Trust as a limited partner of the Partnership. As a result of his resignation as a co-trustee of the Hudson Trusts and the Vogel Trust as described in Item 4, Mr. Malacarne beneficially owns less than 5% of the Common Stock of the Company, no longer is a member of a group and is no longer required to report his beneficial ownership of shares Common Stock on a Schedule 13D or Schedule 13G.

      Generally, under Section 3.02(a) of the Partnership Agreement, the management powers of the Partnership, including the power to invest or otherwise participate in other partnerships, corporations or other entities, are exercised only by the managing partner or by unanimous consent of the general partners. However, Section 3.02(d) provides that if the Partnership owns securities in any corporation giving the Partnership the power to vote 20% or more of the total combined voting power for that corporation, those securities shall be voted by each of the general and limited partners of the Partnership, rather than the Partnership, based on each partners' interest in the Partnership. Relevant portions of the Partnership Agreement are set forth as Exhibit 2 to the Amended 13D.

     The general and limited partners of the Partnership are the JRB Revocable Trust, the MMB Revocable Trust, the Hudson GST Trust, the Hudson Issue Trust, the Vogel Issue Trust, Mr. Joseph Bixby, Ms. Margie Bixby, Ms. Hudson, Mr. Vogel and a charitable trust which is not part of this group and is not an affiliate (as defined in Rule 12b-2 of Regulation 12B of the Securities Exchange Act of
1934) of the group or any member of the group.

     The Partnership directly owns and shares with the managing partner of the Partnership, Mr. Joseph Bixby, and the general partners of the Partnership, the JRB Revocable Trust, the MMB Revocable Trust, Ms. Hudson and Mr. Vogel, the power to dispose, or direct the disposition, of the 2,966,312 shares held directly by the Partnership (the "Partnership Shares").

     As a general partner of the Partnership, the JRB Revocable Trust shares with Mr. Joseph Bixby, the sole trustee of the JRB Revocable Trust, the power to vote, or to direct the vote, of 26,289 shares of Common Stock, and shares the power to dispose, or direct the disposition, of the Partnership Shares with the Partnership, the other general partners of the Partnership and the managing partner of the Partnership.

     As a general partner and a limited partner of the Partnership, the MMB Revocable Trust shares with Ms. Margie Bixby, the sole trustee of the MMB Revocable Trust, the power to vote, or to direct the vote, of 26,552 shares of Common Stock, and shares the power to dispose, or direct the disposition, of the Partnership Shares with the Partnership, the other general partners of the Partnership and the managing partner of the Partnership.

     As a limited partner of the Partnership, the Hudson GST Trust shares with Ms. Hudson and Mr. Finn, the co-trustees of the Hudson GST Trust, the power to vote, or to direct the vote, of 947,083 shares of Common Stock.

     As a limited partner of the Partnership, the Hudson Issue Trust shares with Ms. Hudson and Mr. Finn, the co-trustees of the Hudson Issue Trust, the power to vote, or to direct the vote, of 977,881 shares of Common Stock.

     As a limited partner of the Partnership, the Vogel Issue Trust shares with Mr. Vogel and Mr. Finn, the co-trustees of the Vogel Issue Trust, the power to vote, or to direct the vote, of 977,881 shares of Common Stock.

     As managing partner of the Partnership and sole trustee of the JRB Revocable Trust (a general partner of the Partnership), Mr. Joseph Bixby shares the power to dispose, or direct the disposition, of the Partnership Shares with the Partnership and the general partners of the Partnership. As sole trustee of the JRB Revocable Trust, Mr. Joseph Bixby shares with the JRB Revocable Trust the power to vote, or to direct the vote of, 26,289 shares of Common Stock. As a limited partner, Mr. Joseph Bixby has sole power to vote, or to direct the vote of, 331 shares of Common Stock.

     As sole trustee of MMB Revocable Trust (a general and limited partner of the Partnership), Ms. Margie Bixby shares with the MMB Revocable Trust, the power to vote, or to direct the vote of, 26,552 shares of Common Stock, and shares the power to dispose, or direct the disposition, of the Partnership Shares with the Partnership, the general partners of the Partnership and the managing partner of the Partnership. As a limited partner, Ms. Margie Bixby has sole power to vote, or to direct the vote of, 331 shares of Common Stock. As a joint tenant with right of survivorship, Ms. Margie Bixby shares with Mr. Vogel the power to vote, or to direct the vote of, and the power to dispose of, or direct the disposition of, 1,800 shares of Common Stock.

     As a general partner of the Partnership, Ms. Hudson has sole power to vote, or to direct the vote of, 263 shares of Common Stock, and shares the power to dispose, or direct the disposition, of the Partnership Shares with the Partnership, the other general partners of the Partnership and the managing partner of the Partnership. Ms. Hudson, as a co-trustee with Mr. Finn of each of the Hudson Trusts, shares the power to vote, or to direct the vote of, 1,924,964 shares of Common Stock. As sole trustee of the Nancy Bixby Hudson Trust dated December 11, 1997, a Missouri Trust (the "NBH Revocable Trust"), Ms. Hudson has the sole power to vote, or to direct the vote of, and the sole power to dispose of, or direct the disposition of, 331,566 shares of Common Stock, all of which Ms. Hudson transferred to the NBH Revocable Trust on April 10, 1998.

      As a general partner of the Partnership, Mr. Vogel has the sole power to vote, or to direct the vote of, 263 shares of Common Stock, and shares the power to dispose, or direct the disposition, of the Partnership Shares with the Partnership, the other general partners of the Partnership and the managing partner of the Partnership. Mr. Vogel, as a co-trustee with Mr. Finn of the Vogel Issue Trust, shares the power to vote, or to direct the vote, of 977,881 shares of Common Stock. As a joint tenant with right of survivorship, Mr. Vogel shares with Ms. Margie Bixby the power to vote, or to direct the vote of, and shares the power to dispose of, or direct the disposition of, 1,800 shares of Common Stock. Mr. Vogel also has the sole power to vote, or to direct the vote of, and the sole power to dispose of, or direct the disposition of, 5,298 shares of Common Stock.

      Mr. Finn, as a co-trustee of each of the Hudson Trusts with Ms. Hudson and as a co-trustee of the Vogel Issue Trust with Mr. Vogel, shares the power to vote, or to direct the vote of, 2,902,845 shares of Common Stock. Mr. Finn also has the power to vote, or to direct the vote of, 1,192 shares held in his account by the trustees of Kansas City Life Insurance Company employee benefit plans. Mr. Finn also has the sole power to vote, or to direct the vote of, and the sole power to dispose of, or direct the disposition of, 24 shares of Common Stock.

      (c) Effective on December 31, 2001, pursuant to the mandatory provisions of the agreement of the Partnership, (a) the shared power of Mr. Joseph Bixby, in his capacity as sole trustee of JRB Revocable Trust, which trust is a general partner of the Partnership, to vote or direct the vote of 609 shares of Common Stock owned by the Partnership was reduced; (b) the shared power of Ms. Margie Bixby, in her capacity as sole trustee of Margie Morris Bixby Revocable Trust dated December 18, 1997, as amended, a Missouri Trust, which trust is a general partner and a limited partner of the Partnership, to vote or direct the vote of 615 shares of Common Stock owned by the Partnership was reduced; (c) the sole power of each of Ms. Hudson's and Mr. Vogel's, each in his or her capacity as a general partner of the Partnership, to vote or direct the vote of 6 shares of Common Stock owned by the Partnership was reduced; (d) the sole power of each of Mr. Joseph Bixby and Ms. Margie Bixby, each in his or her capacity as a limited partner of the Partnership, to vote or direct the vote of 4 shares of Common Stock owned by the Partnership was reduced; (e) the shared power of the Hudson GST Trust, a limited partner of the Partnership and each of Mr. Malacarne, Ms. Hudson and Mr. Finn, each in his or her capacity as a co-trustee of the Hudson GST Trust, to vote or direct the vote of 2,001 shares of Common Stock owned by the Partnership was reduced; (f) the shared power of the Hudson Issue Trust, a limited partner of the Partnership, and each of Mr. Malacarne, Ms. Hudson and Mr. Finn, each in his or her capacity as a co-trustee of the Hudson Issue Trust, to vote or direct the vote of 1,627 shares of Common Stock owned by the Partnership was increased; and (g) the shared power of the Vogel Issue Trust, a limited partner of the Partnership, and each of Mr. Malacarne, Mr. Vogel and Mr. Finn, each in his capacity as a co-trustee of the Vogel Trust, to vote or direct the vote of 1,627 shares of Common Stock owned by the Partnership was increased.

      Effective on January 31, 2002, Mr. Finn retried as an officer of the Company. On January 31, 2001, the trustees of Kansas City Life Insurance Company employee benefit plans sold back to the Company in Mr. Finn's name 14,944 shares of Common Stock for the price set forth in the employee benefit plans which price equals the average monthly price per share.

      On January 31, 2002, Kansas City Life Insurance Company employee benefit plans purchased in Mr. Malacarne's account 128 shares of Common Stock from the Company for the price set forth in the employee benefit plans which price equals the average monthly price per share.

      Other than the transaction described in Item 4 of this Amended 13D and above, the reporting persons have not effected any other transaction in the Common Stock during the past sixty days.

      (d) Other than the charitable trust referred to in Item 5(b), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock discussed in this Amended 13D.

      (e)  Not Applicable

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           -------------------------------------------
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
           ------------------------------------------------------

      Not Applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
           --------------------------------

      Exhibit 1.    Statement of Joint Filing.

     *Exhibit  2.   Article III (Management) and the Signature Pages of the
                    Limited Partnership Agreement of JRB Interests Ltd. (the
                    "Partnership Agreement") by and among the General Partners and Limited Partners as set forth on the Signature Pages of the Partnership Agreement.

     *Exhibit  3.   Deed of Gift dated December 25, 1976 by Joseph R. Bixby in favor of Nancy Bixby Hudson f/k/a Nancy Lea Curtis.

    **Exhibit 4.    Demand Note dated July 24, 2000 in favor of the Joseph R.
                    Bixby Revocable Trust dated December 18, 1997, as amended from the GST Trust for Nancy Bixby Hudson.

    **Exhibit 5.    Demand Note dated July 24, 2000 in favor of the Issue Trust for Nancy Bixby Hudson dated December 18, 1997, as amended from the GST Trust for Nancy Bixby Hudson.

    **Exhibit 6.    Demand Note dated July 24, 2000 in favor of the Issue Trust for Lee M. Vogel dated December 18, 1997, as amended from the GST Trust for Nancy Bixby Hudson.

* Incorporated by reference from the Schedule 13D filed with the Securities and Exchange Commission on November 4, 1999.

** Incorporated by reference from the Schedule 13D, Amendment No. 1 filed with the Securities and Exchange Commission on August 3, 2000.

                                                    Schedule 13D,
                                                    Amendment No. 2
                                                    Filing
                                                    March 7, 2002

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2002                  By:    /s/ C. John Malacarne
                                      ------------------------------------------
                               Name:  C. John Malacarne


                               JRB Interests Ltd.

March 7, 2002                  By:    /s/ Joseph Bixby
                                      ------------------------------------------
                               Name:  Joseph R. Bixby
                               Title: Managing Partner


                               Joseph R. Bixby Revocable Trust dated
                               December 18, 1997, as amended

March 7, 2002                  By:    /s/ Joseph R. Bixby
                                      ------------------------------------------
                               Name:  Joseph R. Bixby
                               Title: Trustee


                               Margie Morris Bixby Revocable Trust dated
                               December 18, 1997, as amended

March 7, 2002                  By:    /s/ Margie Morris Bixby
                                      ------------------------------------------
                               Name:  Margie Morris Bixby
                               Title: Trustee


                               Nancy Bixby Hudson GST Trust dated
                               December 18, 1997, as amended

March 4, 2002                  By:    /s/ Nancy Bixby Hudson, by C. John
                                          Malacarne
                                      ------------------------------------------
                               Name:  Nancy Bixby Hudson, by C. John Malacarne
                               as attorney-in-fact
                               Title: Co-Trustee

March 6, 2002                  By:    /s/ Richard L. Finn
                                      ------------------------------------------
                               Name:  Richard L. Finn
                               Title: Co-Trustee

                               Issue Trust for Nancy Bixby Hudson dated
                               December 18, 1997, as amended

March 4, 2002                  By:    /s/ Nancy Bixby Hudson, by C. John
                                          Malacarne
                                      ------------------------------------------
                               Name:  Nancy Bixby Hudson, by C. John Malacarne
                               as attorney-in-fact
                               Title: Co-Trustee

March 6, 2002                  By:    /s/ Richard L. Finn
                                      ------------------------------------------
                               Name:  Richard L. Finn
                               Title: Co-Trustee

                               Issue Trust for Lee M. Vogel dated
                               December 18, 1997, as amended

March 5, 2002                  By:    /s/ Lee M. Vogel
                                      ------------------------------------------
                               Name:  Lee M. Vogel
                               Title: Co-Trustee

March 6, 2002                  By:    /s/ Richard L. Finn
                                      ------------------------------------------
                               Name:  Richard L. Finn
                               Title: Co-Trustee

March 7, 2002                  /s/ Joseph R. Bixby
                               -------------------------------------------------
                               Joseph R. Bixby


March 7, 2002                  /s/ Margie Morris Bixby
                               -------------------------------------------------
                               Margie Morris Bixby


March 4, 2002                  /s/ Nancy Bixby Hudson, by C. John Malacarne
                               -------------------------------------------------
                               Nancy Bixby Hudson, by C. John Malacarne as
                               attorney-in-fact

March 5, 2002                  /s/ Lee M. Vogel
                               -------------------------------------------------
                               Lee M. Vogel

March 6, 2002                  /s/ Richard L. Finn
                               -------------------------------------------------
                               Richard L. Finn

                                  EXHIBIT INDEX
                                 TO SCHEDULE 13D



No.        Description of Exhibit

  1.      Statement of Joint Filing.

 *2. Article III (Management) and the Signature Pages of the Limited Partnership Agreement of JRB Interests Ltd. (the "Partnership Agreement") by and among the General Partners and Limited Partners as set forth on the Signature Pages of the Partnership Agreement.

 *3. Deed of Gift dated December 25, 1976 by Joseph R. Bixby in favor of Nancy Bixby Hudson f/k/a Nancy Lea Curtis.

**4. Demand Note dated July 24, 2000 in favor of the Joseph R. Bixby Revocable Trust dated December 18, 1997, as amended

**5. Demand Note dated July 24, 2000 in favor of the Issue Trust for Nancy Bixby Hudson dated December 18, 1997, as amended from the GST Trust for Nancy Bixby Hudson.

**6. Demand Note dated July 24, 2000 in favor of the Issue Trust for Lee M. Vogel dated December 18, 1997, as amended from the GST Trust for Nancy Bixby Hudson.

* Incorporated by reference from the Schedule 13D filed with the Securities and Exchange Commission on November 4, 1999.

** Incorporated by reference from the Schedule 13D, Amendment No. 1 filed with the Securities and Exchange Commission on August 3, 2000.